China Digital TV Announces Unaudited Second Quarter 2010 Results

BEIJING, China, August 17, 2010 — China Digital TV Holding Co., Ltd. (NYSE: STV) (“China Digital TV” or the “Company”), the leading provider of conditional access (“CA”) systems to China’s expanding digital television market, today announced its unaudited financial results for the second quarter ended June 30, 2010.

Highlights for the Second Quarter 2010

●
Net revenues in the second quarter of 2010 were US$19.1 million, above the high-end of the Company’s guidance, and represented a 36.4% increase from the first quarter of 2010 and a 31.1% increase from the same period in 2009.

●
China Digital TV shipped approximately 3.61 million smart cards in the second quarter of 2010, a record for quarterly shipment volume in the Company’s operating history, compared to 2.57 million smart cards shipped in the first quarter of 2010 and 2.13 million shipped in the same period in 2009.

●	According to market data collected by the Company, China Digital TV entered into 12 out of a total of 18 new contracts to install CA systems in China in the second quarter of 2010.

●	Gross margin in the second quarter was 78.7%, compared to 74.0% in the same period in 2009 and 77.5% in the first quarter of 2010.

●	Diluted earnings per American depositary share (one ADS representing one ordinary share), or ADS, in the second quarter of 2010 were US$0.15, compared to US$0.12 in the same period in 2009.

“We are pleased to deliver strong financial results for the second quarter, largely driven by record-high smart card shipments for the Company,” said Mr. Jianhua Zhu, China Digital TV’s chairman and chief executive officer. “We saw greater demand from clients in our core CA business as cable TV operators increased their investment in digitalization projects in response to government policies encouraging service integration of broadcast TV, telecom and internet as well as the accelerating consolidation in the cable industry.”

“In a quarter in which the overall Chinese CA industry experienced a significant recovery in demand, we are particularly pleased that we continued to gain market share from competitors, demonstrating our industry leadership and ability to win new contracts in our core CA business. For new businesses, we plan to focus more on the research and development for IPTV, handheld TV solutions, video-on-demand and TV gaming. We recognize that these are long-term investments with moderate near-term revenue potential, but we believe they are important in positioning China Digital TV to benefit from the next wave of growth in China’s TV industry,” added Mr. Zhu.

Mr. Zhenwen Liang, China Digital TV’s acting chief financial officer, commented, “We have experienced a continuous pickup in smart card demand which began in the fourth quarter of 2009 and escalated in the second quarter this year. While encouraged by the prospect of a strong second half of 2010, we remain mindful of the changing policy environment and industry landscape which may affect smart card demand over the next few quarters. We will continue to manage for profitable growth by increasing operational efficiency and will take advantage of the network convergence to seek out investment opportunities along the industry value chain.”

Second Quarter 2010 Results

(Note: Unless otherwise stated, all financial statement measures stated in this press release are based on U.S. GAAP.)

In the second quarter of 2010, China Digital TV had net revenues of US$19.1 million, an increase of 31.1% from the second quarter of 2009 and an increase of 36.4% from the first quarter of 2010. The year-over-year and quarter-over-quarter increases in net revenues were primarily due to an increase in revenues from smart card sales, which was partially offset by a decline in revenues from services.

Revenue Breakdown

	For the three months ended
	June 30,	March 31,	June 30,
	2010	2010	2009

Products：
Smart Cards	$18,260	$13,124	$12,593
Other products	185	48	10
Subtotal	18,445	13,172	12,603
Services：
Head-end system integration	381	396	1,361
Head-end system development	73	73	103
Licensing income	253	395	319
Royalty income	70	56	209
Other service	1	1	85
Subtotal	778	921	2,077
Total revenues	$19,223	$14,093	$14,680

Revenues generated from smart cards and related products were US$18.4 million in the second quarter of 2010, an increase of 46.4% from the same period in 2009 and an increase of 40.0% from the first quarter of 2010. Sales of smart cards and related products accounted for 96.0% of total revenues in the second quarter of 2010, up from 93.5% in the first quarter of 2010. The year-over-year and quarter-over-quarter increases were primarily due to an increase in the volume of smart card shipment, reflecting a recovery in market demand and increased investments at cable TV operators.

In the second quarter of 2010, revenues from the Company’s top five customers accounted for 28.9% of total revenues, compared to 27.1% in the first quarter of 2010.

Revenues from services were US$0.8 million in the second quarter of 2010, a decrease of 62.5% from the same period in 2009 and a decrease of 15.5% from the first quarter of 2010. Service revenues accounted for 4.0% of total revenues in the second quarter of 2010. The year-over-year decrease was primarily due to a decline in system integration revenue. The quarter-over-quarter decline was largely due to lower licensing income.

Gross profit in the second quarter of 2010 was US$15.1 million, an increase of 39.3% from the same period in 2009 and an increase of 38.6% from the first quarter of 2010. Gross margin, which is equal to gross profit divided by net revenues, was 78.7% in the second quarter of 2010, compared to 74.0% in the same period in 2009 and 77.5% in the first quarter of 2010. The year-over-year and quarter-over-quarter increases in gross margin were primarily due to change in product mix, reflecting improvement in higher margin businesses, principally sales of smart cards, relative to lower margin businesses, such as services.

In the second quarter of 2010, the average selling price (“ASP”) of smart cards decreased by 0.8% compared to the first quarter of 2010. In addition, the unit cost of smart cards decreased by 2.7% compared to the first quarter of 2010.

Operating expenses in the second quarter of 2010 were US$6.2 million, an increase of 21.7% from the same period in 2009 and an increase of 9.8% from the first quarter of 2010.

● Research and development expenses for the second quarter were US$2.8 million, an increase of 26.0% from the same period in 2009 and an increase of 33.7% from the first quarter of 2010. The year-over-year and quarter-over-quarter increases were primarily due to an increase in the number of research and development staff and an investment of about US$ 0.44 million in certain research and development projects co-developed with Tsinghua University in Beijing.

● Selling and marketing expenses for the second quarter were US$2.0 million, an increase of 14.7% from the same period in 2009 and an increase of 7.8% from the first quarter of 2010. The year-over-year and quarter-over-quarter increases were mainly due to an increase in both the number of sales staff and the amount of performance-related bonuses awarded to those staff.

● General and administrative expenses for the second quarter were US$1.4 million, an increase of 24.1% from the same period in 2009 and a decrease of 17.1% from the first quarter of 2010. The year-over-year increase was mainly due to increases in professional service fees and bad debt expenses. The quarter-over-quarter decrease was mainly due to less share-based compensation expenses relating to options granted to employees in the second quarter of 2010.

Income from operations in the second quarter of 2010 was US$8.9 million, a 55.0% increase from the same period in 2009 and a 69.4% increase from the first quarter of 2010.

Operating margin, defined as income from operations divided by net revenues, in the second quarter of 2010 was 46.5%, compared to 39.3% in the same period in 2009 and 37.4% in the first quarter of 2010.

Income tax expenses in the second quarter of 2010 were US$1.2 million, an increase of 159.2% from the same period in 2009 and an increase of 32.6% from the first quarter of 2010. In 2010, the Company expects to be subject to a 15% preferential tax rate under the relevant PRC tax regulations, compared with 7.5% tax rate adopted in 2009.

Net income attributable to China Digital TV Holding Co., Ltd., in the second quarter of 2010 was US$8.8 million, an increase of 29.6% from the same period of 2009 and an increase of 54.1% from the first quarter of 2010.

Non-GAAP net income attributable to China Digital TV Holding Co., Ltd., defined as net income excluding certain non-cash expenses, such as share-based compensation expenses and amortization of intangibles acquired from business acquisitions, in the second quarter of 2010 was US$9.1 million, an increase of 24.5% from the same period in 2009 and an increase of 40.8% from the first quarter of 2010. For more information on these non-GAAP financial measures, please see the tables captioned "Reconciliations of non-GAAP measures" set forth at the end of this release.

Balance Sheet and Cash Flow
As of June 30, 2010, China Digital TV had cash and cash equivalents, restricted cash and short-term investments totaling US$236.8 million. In the second quarter of 2010, cash flow generated from operations was approximately US$6.1 million.

Business Outlook

Based on information available as of August 17, 2010, China Digital TV expects smart card shipments for the third quarter of 2010 to be in the range of 3.0 million to 3.2 million. Net revenues for the third quarter of 2010 are expected to be in the range of US$15.90 million to US$16.87 million, representing a year-over-year increase in the range of 31% to 39%.

Conference Call Information

The Company will hold an earnings conference call at 8:00 p.m. on Tuesday, August 17, 2010 Eastern Time (8:00 a.m. on Wednesday, August 18, Beijing/Hong Kong Time).

United States Toll Free:	+1-866-825-3209
International:	+1-617-213-8061
Hong Kong:	+852-3002-1672
China Toll Free:	+10-800-130-0399

Passcode:  China Digital TV Earnings Call

Please dial-in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the call will be available for one week between 11:00 p.m. on August 17, 2010 and 11:00 p.m. on August 24, 2010 Eastern Time.

Replay Information

United States:	+1-888-286-8010
International:	+1-617-801-6888
Passcode:	55362116

Additionally, a live and archived webcast of this conference call will be accessible through the Investor Relations section of China Digital TV’s website at http://ir.chinadtv.cn.

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “should” and similar expressions. Such forward-looking statements include, without limitation, statements regarding the outlook for the third quarter of 2010 and comments by management in this announcement about trends in the CA systems, digital television, cable television and related industries in the PRC and China Digital TV’s strategic and operational plans and future market positions. China Digital TV may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  Statements that are not historical facts, including statements about China Digital TV’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from projections contained or implied in any forward-looking statement, including but not limited to the following: competition in the CA systems, digital television, cable television and related industries in the PRC and the impact of such competition on prices, our ability to implement our business strategies, changes in technology, the progress of the television digitalization in the PRC, the structure of the cable television industry or television viewer preferences, changes in PRC laws, regulations or policies with respect to the CA systems, digital television, cable television and related industries, including the extent of non-PRC companies’ participation in such industries, and changes in political, economic, legal and social conditions in the PRC, including the government’s policies with respect to economic growth, foreign exchange and foreign investment.

Further information regarding these and other risks and uncertainties is included in our annual report on Form 20-F and other documents filed with the U.S. Securities and Exchange Commission. China Digital TV does not assume any obligation to update any forward-looking statements, which apply only as of the date of this press release.

About China Digital TV

Founded in 2004, China Digital TV is the leading provider of CA systems to China’s expanding digital television market. CA systems enable television network operators to manage the delivery of customized content and services to their subscribers. China Digital TV conducts substantially all of its business through its PRC subsidiary, Beijing Super TV Co., Ltd., and its affiliate, Beijing Novel-Super Digital TV Technology Co., Ltd., as well as subsidiaries of its affiliate.

For more information please visit the Investor Relations section of China Digital TV’s website at http://ir.chinadtv.cn. The information contained in that website is not a part of this announcement.

For investor and media inquiries, please contact:

In China:

Eric Yuan
China Digital TV
Tel:   +86.10.8279.0021
Email: ir@chinadtv.cn

Cynthia He
Brunswick Group LLC
Tel:   +86.10.6566.2256
Email: chinadigital@brunswickgroup.com

In the US:

Kate Tellier
Brunswick Group LLC
Tel:   +1.212.706.7879
Email: ktellier@brunswickgroup.com

China Digital TV Holding Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations
( in U.S. dollars in thousands, except share data )

	For the three months ended
	June 30,	March 31,	June 30,
	2010	2010	2009

Revenues:
Products	$18,445	$13,172	$12,603
Services	778	921	2,077
Total revenues	19,223	14,093	14,680
Business taxes	(94)	(69)	(84)
Net revenues	19,129	14,024	14,596

Cost of Revenues:
Products	(3,482)	(2,562)	(2,319)
Services	(588)	(596)	(1,470)
Total Cost of Revenues	(4,070)	(3,158)	(3,789)
Gross Profit	15,059	10,866	10,807

Operating expenses:
Research and development expenses	(2,762)	(2,066)	(2,192)
Selling and marketing expenses	(2,009)	(1,864)	(1,751)
General and administrative expenses	(1,400)	(1,688)	(1,128)
Total Operating Expenses	(6,171)	(5,618)	(5,071)

Income from operations	8,888	5,248	5,736

Interest income	1,414	1,397	1,590
Other income/(expense)	(199)	(14)	(43)
Income before income tax	10,103	6,631	7,283
Income tax benefits / (expenses)
Income tax-current	(1,312)	(986)	(484)
Income tax-deferred	125	91	26
Net income before net (loss)income from equity method investments	8,916	5,736	6,825
Net income(loss) from equity method investments	(74)	2	(6)
Net income	8,842	5,738	6,819
Net loss attributable to noncontrolling interest	-	-	(6)
Net income attributable to China Digital TV Holding Co., Ltd shareholders	$8,842	$5,738	$6,825

Net income per share:
Basic	$0.15	$0.10	$0.12
Diluted	$0.15	$0.10	$0.12

Weighted average shares used in computation:
Basic	58,255,507	58,146,264	57,616,550
Diluted	58,812,265	58,758,162	58,466,825

China Digital TV Holding Co., Ltd.
Unaudited Condensed Consolidated Balance Sheets
( in U.S. dollars in thousands )

	June 30,	December 31,
ASSETS	2010	2009
Current assets:
Cash and cash equivalents	$188,333	$131,087
Restricted cash	2,516	16
Bank deposit maturing over three months	-	64,021
Short-term investment	45,922	37,685
Notes receivable	2,023	2,836
Accounts receivable, net	15,077	11,229
Inventories	3,839	4,684
Prepaid expenses and other current assets	4,539	4,550
Deferred costs-current	359	363
Deferred income taxes - current	722	516
Total current assets	263,330	256,987
Property and equipment, net	2,093	2,308
Intangible assets, net	796	937
Goodwill	502	499
Long-term investments - equity method investments	9,372	1,005
Long-term investments - cost method investments	5,000	-
Long-term investments - held-to-maturity securities	-	1,190
Deferred costs-non-current	383	392
Deferred income taxes - non-current	187	170
Total assets	281,663	263,488

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable (of which 373 and 641 as of June 30, 2010 and December 31, 2009 belonging to the consolidated VIE without recourse to the Company, respectively)	1,216	660
Accrued expenses and other current liabilities (of which 1,971 and 2,421 as of June 30, 2010 and December 31, 2009 belonging to the consolidated VIE without recourse to the Company, respectively)	4,234	5,340
Deferred revenue – current (of which 4,109 and 3,018 as of June 30, 2010 and December 31, 2009 belonging to the consolidated VIE without recourse to the Company, respectively)	4,728	3,453
Income tax payable (of which nil and 130 as of June 30, 2010 and December 31, 2009 belonging to the consolidated VIE without recourse to the Company, respectively)	327	251
Total current liabilities	10,505	9,704
Deferred revenue-non-current (of which 788 and 760 as of June 30, 2010 and December 31, 2009 belonging to the consolidated VIE without recourse to the Company, respectively)	788	760
Total Liabilities	11,293	10,464

Equity:
Ordinary shares	29	29
Additional paid-in capital	159,307	157,980
Statutory reserve	12,691	12,691
Accumulated profit	90,287	75,707
Accumulated other comprehensive income	8,056	6,617
Total equity	270,370	253,024

TOTAL LIABILITIES AND EQUITY	$281,663	$263,488

Reconciliation of Non-GAAP Measures

Non-GAAP net income attributable to China Digital TV Holding Co., Ltd. shareholders excludes certain non-cash expenses, such as share-based compensation expenses and amortization of intangible assets acquired from business acquisitions. The Company believes that these Non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performance and liquidity by excluding certain non-cash expenses that may not be indicative of its operating performance from a cash perspective. The Company believes that both management and investors benefit from referring to this additional information in assessing the Company’s performance and when planning and forecasting future periods.

	For the three months ended
	June 30,	March 31,	June 30,
	2010	2010	2009
	(in U.S. dollars, in thousands)
Net income attributable to China Digital TV Holding Co.，Ltd shareholders - GAAP	$8,842	$5,738	$6,825
Share-based compensation	263	699	405
Amortization of intangible assets from business acquisitions	15	42	97
Net income attributable to China Digital TV Holding Co.，Ltd shareholders - Non-GAAP	$9,120	$6,479	$7,327